SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2006
Commission File Number: 333-109343
Paramount Resources Ltd.
(Translation of registrant’s name into English)
888–3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS
The following exhibits are filed as part of this Form 6-K

Exhibit 99.1	News release dated March 29, 2006, referred to as:
“PARAMOUNT RESOURCES MERGES ITS 50% OIL SANDS WITH NORTH AMERICAN”

Exhibit 99.2	News release dated March 30, 2006, referred to as:
“PARAMOUNT COMPLETES EQUITY OFFERINGS”

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2006

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX
Exhibit No.

Exhibit 99.1	News release dated March 29, 2006, referred to as:
“PARAMOUNT RESOURCES MERGES ITS 50% OIL SANDS WITH NORTH AMERICAN”

Exhibit 99.2	News release dated March 30, 2006, referred to as:
“PARAMOUNT COMPLETES EQUITY OFFERINGS”

Paramount Resources Merges its 50% Oil Sands JV with North American
CALGARY, ALBERTA—(CCNMatthews — March 29, 2006) — Paramount Resources Ltd. (“Paramount”) (TSX:POU) and North American Oil Sands Corporation (“North American”) are pleased to announce an agreement under which Paramount will vend its current 50% interest in a SAGD oil sands joint venture to North American for common shares of North American. Paramount continues to hold its 100% interest in its oil sands leases in the Surmont area of Alberta.
TRANSACTION OVERVIEW

Paramount and North American each currently hold equal joint venture interests in Alberta oil sands leases in the central Athabasca areas of Leismer, Corner, Thornbury and Hangingstone. Upon completion of the transaction, Paramount will own approximately 50% of the common shares of North American and will appoint two additional members to North American’s current board of directors, on which the total number of directors will be limited to seven. Paramount has contributed $30 million to the combined entity to complete recent acquisitions and fund its share of the drilling and seismic program currently underway. North American will fund the ongoing development of the oil sands leases by accessing the capital markets for debt and equity.
The transaction is subject to customary regulatory approvals and is expected to close in early April.
Jim Riddell, President of Paramount, said “Oil sands projects require significant capital for development. By converting our joint venture interest to an equity interest, we can participate in the value created from the development of these attractive assets without further funding from Paramount. North American’s team has demonstrated the ability to advance the development of these assets and we are confident in their ability to deliver value. This transaction also gives Paramount indirect access to the value generated through North American’s upgrading plan.”
North American has assembled a team of experts in all aspects of its business operations, including land acquisition, SAGD, upgrading, community engagement and environmental management. The North American Executive team members average over 30 years of experience in successfully executing projects similar in nature to this project. Many of North American’s team members have worked together and played key roles on a number of successful bitumen recovery projects.
“Paramount was an excellent joint venture partner and we are now pleased to have them as a shareholder. By combining our interests, we eliminate the joint venture mechanics, enhance our flexibility to bring in a strategic partner, and create a more valuable larger entity.” said Pat Carlson, CEO of North American. “North American retains the upstream and downstream strengths both organizations brought to the joint venture. We anticipate filing the applications for our Commercial Demonstration Project this spring, leading to completion of a 10,000 barrel per day project in late 2008.”
Kevin Brown, Chairman of North American and CEO of ARC Financial Corporation, added, “ARC’s investment in North American is the largest investment in a single entity made to date by ARC’s private energy funds. We are very pleased that North American has assembled a resource base with the critical mass to support a major oil sands development. More importantly, in the current competitive environment, North American has succeeded in assembling a best-in-class technical team that will now be pursuing the development of a project with ultimate bitumen production potential of greater than 160,000 B/d with a highly attractive and innovative integrated SAGD/upgrading strategy.”
NORTH AMERICAN OVERVIEW

North American is focused on developing a major integrated SAGD oil sands project, called Kai Kos Dehseh, with the following highlights:
•	GLJ Petroleum Consultants Ltd. (GLJ) “best estimate” of total recoverable bitumen resources on North American lands is 1.13 billion barrels.

•	4 major areas representing approximately 224,000 gross (220,000 net) acres are targeted for development: Leismer, Corner, Thornbury and Hangingstone.

•	Initial SAGD production of 10,000 B/d is scheduled to come on-stream in late 2008.

•	North American plans to add further commercial bitumen production projects in stages to a plateau of approximately 160,000 B/d by 2015.

•	North American plans to build an upgrading facility, which is designed to process 160,000 B/d of bitumen, in 2 phases.

•	Each upgrading Phase is strategically linked with the staged SAGD development initiatives.

•	Phase I of the upgrader is expected to be on-stream processing 70,000 B/d of bitumen by 2011; Phase II is expected to increase capacity to 160,000 B/d bitumen by 2014.
SUMMARY OF REPORT BY GLJ

A summary of North American’s recoverable bitumen resource, including resources added as a result of this transaction with Paramount, is shown below (reported by GLJ as of October 31, 2005):

	Gross	Net After
	Interest	Royalty
	(mmbbl)	(mmbbl)
Contingent Resources:
Best Estimate	888	808
High Estimate	1,511	1,370

Total Resources:
Best Estimate	1,129	1,026
High Estimate	2,340	2,104

Contingent resources, as evaluated by GLJ, are those quantities of bitumen estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans. Total resources refers to the sum of contingent resources and prospective resources. Prospective resources are those quantities of bitumen estimated to be potentially recoverable from undiscovered accumulations.
LAND BASE

At inception in 2003, North American’s management team developed an innovative diversified land acquisition strategy to deal with the challenges associated with the very competitive acquisition market for large oil sands leases. Targeted lands include smaller parcels of unleased government lands and smaller leases held by other corporations. In particular, North American targets leases held by corporations who are familiar with the North American team and would participate in the upside potential of the leases under North American’s development. North American believes that these parcels and leases, when held in combination, could be aggregated to a scale large enough to support a full bitumen recovery project. As a result, North American has been able to assemble a substantial land base in a relatively short amount of time, at attractive valuations.
DEVELOPMENT PLAN

North American plans to construct, own and operate all of the regional infra-structure associated with its SAGD projects. The upstream component of the project will include multiple SAGD facilities, each possessing a central steam generation and bitumen processing facility. SAGD development is planned in stages to maximize project economics, including using the same engineering, procurement and construction (EPC) team in order to improve labour efficiency, benefit from experience and reap the knowledge benefits gained through progressive hands-on experience. Phased development of 5 distinct Hubs and 4 smaller satellite Hubs has been identified and designed, ranging in size from 10,000 B/d to 40,000 B/d, to reach a total 160,000 B/d production by 2015. North American has incorporated flexibility into its staged SAGD development in respect of size and sequential development and optimization of new exploitable technology (as it becomes available). The 2005/2006 winter drilling program is currently underway. Approximately 120 wells are expected to be drilled before the end of the drilling season. North American anticipates that, after the analysis of the winter drilling results, it will apply for regulatory approval to build a 10,000 B/d SAGD project (planned submission in the second quarter 2006).
The construction of a 160,000 B/d bitumen upgrader is a critical component to North American’s overall development plan. North American believes the construction and operation of an upgrader will mitigate historic volatility related to the price differential between bitumen and light sweet crude oil, thus improving overall returns. North American selected coking technology for Phase I, which is a widely used, proven process, as the main building block for the upgrading facility. In Phase II, North American plans to include a gasification unit, as well as additional coking capacity.
DESIGN AND CONSTRUCTION

Before the design process, North American selected an EPC team with experience in the successful execution of heavy oil projects worldwide. The team consists of Peter Kiewit Sons’ Inc. (construction) and WorleyParsons Resources & Energy (engineering services). Not only does the EPC team have experience in well-known bitumen projects, but many senior members of North American’s management and technical teams have also worked with senior members of Kiewit on SAGD and upgrader projects and with WorleyParson’s on thermal heavy oil projects.
The preliminary engineering, feasibility studies, and cost estimates for the two-phased upgrader project are currently expected to be completed by the second quarter of 2006. North American is developing the overall plan and engineering for the upgrader such that Phase II can be executed seamlessly, with minimal disruption to Phase I. Optionality has been maintained in Phase II development, with adjustments to be finalized by the end of 2010. This strategy will accommodate changes to market conditions and improvements to Phase I.
FINANCING PLAN

Since incorporation, North American has raised over $96 million of private equity. North American has retained TD Securities Inc. and RBC Capital Markets as financial advisors to develop a capitalization plan for the project. North American currently plans to complete a private placement in Spring 2006 and to consider strategies to take the company public in late 2006. However, there can be no assurance North American will become a reporting issuer.
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
North American is a private Canadian oil sands developer established in 2001 to acquire and develop oil sands leases in Alberta and to use its oil sands leases to develop a major integrated oil sands project. North American’s shareholders include ARC Energy Venture Fund 3, ARC Energy Venture Fund 4, Teachers’ Private Capital, a division of Ontario Teachers’ Pension Plan Board, and members of the management team.
For further information, please contact:
Paramount Resources Ltd.
J.H.T (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994
North American Oil Sands Corporation
Patrick Carlson, President and Chief Executive Officer
Phone: (403) 269-0441
Fax: (403) 234-0103

Forward-Looking Statement Caution
This news release contains forward-looking statements. In particular, it contains forward-looking statements concerning the timing of completion of the proposed transaction between North American and Paramount, North American’s anticipated production levels, the timing of achieving anticipated production levels, North American’s planned development of the bitumen properties, the timing of achieving development phases and milestones, potentially recoverable bitumen reserves, the completion and anticipated processing capacity of the proposed upgrader, the number of wells to be drilled in North American’s 2005/2006 winter drilling program, the making and timing of an application by North American to the regulatory authorities to approve the building of a 10,000 B/d SAGD project, the proposed capitalization of North American and the making and timing of a proposed private placement and going public transaction by North American.
In making such forward-looking statements, Paramount and North American have relied on certain assumptions, expectations and projections. These include assumptions relating to commodity prices, available financing, the availability of materials and labour, the costs and expenditures necessary to complete the development of the project, operational matters and regulatory matters. While Paramount and North American believe that these assumptions, expectations and projections are reasonable, they may not prove to be correct. Because of this, no assurance can be given that the forward-looking statements will prove to be correct and readers should not place undue reliance on the forward-looking statements.
Even if the assumptions, expectations and projections underlying the forward-looking statements prove to be correct, there are many risks and uncertainties that could cause actual results to differ materially from those anticipated by Paramount and North American and described in the forward-looking statements. These risks and uncertainties include, but are not limited to:
•	negative fluctuations in commodity pricing, currency and interest rates, which could affect the economic viability of the proposed project or require the timing and nature or the proposed project to be altered;

•	whether actual capital expenditures and costs involved in completing the project or any particular phase of the project are within those budgeted, which could affect the timing of completion of the project, expected economic returns and the scope of the planned development;

•	the ability of North American to secure the materials, labour and professional and management expertise it needs to complete the development of the project on a timely basis, which could affect the timing and scope of the planned development;

•	the ability of North American to secure necessary regulatory approvals within the time and on the terms it anticipates, which could delay the project or require the project to be redesigned;

•	the ability of North American to raise the capital it requires at the times and on the terms it needs to execute on its business plan;

•	all of the conditions to the proposed transaction between Paramount and North American having been met; and

•	risks associated with the oil industry in general, including risks associated with or attendant upon: the potential for liability for health, safety and environmental matters, the uncertainty of estimating recoverable reserves, weather, the possibility that production and upgrading techniques and technology will not perform as anticipated, the possibility that operations will be delayed or halted or will not meet with anticipated success, variations in product supply and demand, the need to enter into or renew leases, the imprecision involved in estimating timing, costs and levels of production, the need to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations or the interpretation of such regulations.
The forward-looking statements contained in this news release are made as of the date hereof and Paramount and North American undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

PARAMOUNT RESOURCES LTD.
Calgary, Alberta
March 30, 2006
NEWS RELEASE:     PARAMOUNT RESOURCES LTD. COMPLETES EQUITY OFFERINGS
Paramount Resources Ltd. has completed its previously announced private placement of 600,000 common shares issued on a “flow-through” basis at $52.00 per share through a syndicate of investment dealers co-led by BMO Nesbitt Burns Inc., FirstEnergy Capital Corp., GMP Securities L.P. and Canaccord Capital Corporation and including CIBC World Markets Inc., TD Securities Inc., Scotia Capital Inc., Peters & Co. Limited, Sprott Securities Inc. and Octagon Capital Corporation. Paramount has also completed its previously announced private placement of 600,000 common shares at $41.72 per share to companies controlled by Clayton H. Riddell, Paramount’s Chairman and Chief Executive Officer.
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
For further information, please contact:
Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994